

July 21, 2020

Gustavo Pimenta
Executive Vice President and Chief Financial Officer
AES CORP
4300 Wilson Boulevard, Suite 1100
Arlington, Virginia 22203

> **Re: AES CORP**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **Item 2.02 Form 8-K filed May 7, 2020**
> **File No. 001-12291**

Dear Mr. Pimenta:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 2.02 Form 8-K filed May 7, 2020

Exhibit 99.1
Non-GAAP Financial Measures
Reconciliation of Parent Free Cash Flow

1. Please refer to your non-GAAP measure Parent Free Cash Flow ("PFCF") and address the following:

    • You disclose the Parent Company's or management's use of PFCF, but do not specifically identify how this measure is useful to investors. Please revise your disclosure to specifically identify how this measure is useful to your investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

    • Tell us and disclose in further detail management's use of PFCF. In doing so, clarify for us and revise your disclosure to expand upon the "other uses" that you mention in footnote 1. Refer to Item 10(e)(1)(i)(D) of Regulation S-K.

2. You disclose that, "The reconciliation of the difference between the subsidiary distributions and net cash provided by operating activities consists of cash generated from operating activities that is retained at the subsidiaries for a variety of reasons which are both discretionary and non-discretionary in nature."

- Explain your basis for inclusion of non-discretionary cash retained at the subsidiary level in your reconciliation.

- Disclose the nature and amount of cash retained at the subsidiary level which is discretionary and non-discretionary in nature. Additionally, discuss and quantify the specific changes in the discretionary and non-discretionary cash retained at the subsidiary level.

3. We note you provided guidance for fiscal 2020 PFCF of $725 to $775 million. You assert you are unable to provide a reconciliation for this non-GAAP measure to the GAAP measure net cash provided by operating activities at the Parent Company from Schedule I without unreasonable effort. Tell us why you are not able to provide a reconciliation to net cash provided by operating activities at the Parent Company in light of the disclosures made on page 35 of your March 31, 2020 Form 10-Q filing which states, "We derive approximately 85% of our total revenues from our regulated utilities and long-term sales and supply contracts or PPAs at our generation businesses, which contributes to a relatively stable revenue and cost structure at most of our businesses."

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Sondra Snyder, Staff Accountant at (202) 551-3332, with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation